UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On November 23, 2012, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of a non-executive director of Kookmin Bank

With respect to the agenda item above, the nominee was as follows:

Name (Date of Birth)	Current Position*	Career	Education	Nationality	Term of Office
Jae-Hwan Park (Re-appointment) (12/10/1947)	Chairman of Evaluation & Compensation Committee, Kookmin Bank

•   Deputy President, Korea Housing Finance Corporation

•   Assistant Governor, Bank of Korea

•   Head of Monetary Policy Department, Bank of Korea

•   Head of Financial Markets Department and Senior Research Officer, Bank of Korea

•   Head of Jeju Branch and Senior Research Officer, Bank of Korea

•   Head of Press Office, Planning and Budget Department, Bank of Korea

			• M.A. in Economics, University of Illinois • B.A. in Economics, Korea University	Republic of Korea	1 year

*	The current position of the nominee has been corrected from what was previously disclosed on the Form 6-K filed on November 16, 2012 by KB Financial Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 23, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO